Exhibit 12.1

MMR
COMPUTATION OF RATIO OF EARNING TO FIXED CHARGES
(in Thousands)

Computation of Ratio of Earnings
to Fixed Charges:
	Six Months Ended
	June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001		2000
Income (Loss) from Continuing Operations (a)	(19,195)	(20,264)	(52,032)	(41,847)	18,544	(104,801)		(34,859)
ADD:
Provision for Income Taxes	-	-	-	1	7	8		34,942
Interest Expense	7,881	4,412	10,252	4,599	704	357		3,134
Rental Expense Factor (b)	30	33	66	74	-	-		-
Earnings Available For Fixed Charges	(11,284)	(15,819)	(41,714)	(37,173)	19,255	(104,436)		3,217

Interest Expense	7,881	4,412	10,252	4,599	704	357		3,134
Capitalized Interest	764	191	892	-	250	1,450		-
Rental Expense Factor	30	33	66	74	-	-		-
Fixed Charges	8,675	4,636	11,210	4,673	954	1,807		3,134

Ratio of Earnings to Fixed Charges	- (c)	- (c)	- (c)	- (c)	20.18	-	(c)	1.03

(a)	Income (loss) represents McMoRan's continuing oil and gas operations.
(b)	McMoRan's rental expense has historically related solely to its discontinued sulphur operations.
(c)
We sustained a net loss from continuing operations of $19.2 million for the six months ended June 30, 2005, $20.3 million for the six months ended June 30, 2004, $52.0 million in 2004, $41.8 million in 2003 and $104.8 million in 2001.  These losses were inadequate to cover our fixed charges of $8.7 million and $4.6 million for the six months ended June 30, 2005 and 2004, respectively, $11.2 million in 2004, $4.7 million in 2003 and $1.8 million in 2001.